eLoyalty Corporation 150 Field Drive, Suite 250 Lake Forest, Illinois 60045 www.eloyalty.com t 847.582.7000 f 847.582.7001

September 27, 2010

BY FEDERAL EXPRESS AND EDGAR

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	eLoyalty Corporation
Form 10-K for the Fiscal Year Ended December 26, 2009
Filed March 10, 2010

Form 10-Q for the Quarterly Period Ended June 26, 2010
Filed August 5, 2010

File No. 000-27975

Dear Mr. Dang:

On behalf of eLoyalty Corporation (the “Company”), set forth below are the Company’s responses to the comments contained in the Staff’s letter to the Company dated September 7, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 26, 2009 (the “Form 10-K”) and Company’s Form 10-Q for the quarterly period ended June 26, 2010 (the “Form 10-Q”). For convenience of reference, the full text of the comments in the Staff’s letter has been reproduced herein. The Company has filed concurrently an electronic version of this letter through the EDGAR system of the Securities and Exchange Commission under the form type label CORRESP.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 26, 2010

Business Outlook, page 23

1.	In your Form 10-K for 2009, we note that you anticipated an increase of 40% to 50% in your Behavioral Analytics Service subscriptions in 2010. We also note your disclosure here that you expect your managed services and consulting services revenues to grow compared to the results experienced in the first two quarters of this year. Please tell us your basis for the noted anticipation and expectations. Is the revenue expectation based on your backlog? To the extent similar expectations are included in future filings, please provide similar substantiation.

Mr. Duc Dang

September 27, 2010

Company Response:

In response to the Staff’s comment, our disclosures with respect to Behavioral Analytics™ Service subscriptions, Managed Services revenue, and Consulting services revenue are addressed individually below.

Behavioral Analytics™ Service Subscriptions

As noted by the Staff, as of the date of the Form 10-K we anticipated that Behavioral Analytics™ Service subscriptions would increase by 40% to 50% in 2010. Our forecasts for future subscriptions are derived from the timing of revenue recognition from our existing Managed Services backlog as well as the anticipated revenue recognition from potential clients included in our Managed Services sales pipeline. As disclosed on page 18 of the Form 10-K, we continued to be “encouraged by the strength of our pipeline for new Managed Services contracts.”

Managed Services Revenue

We disclosed on p. 23 of the Form 10-Q that we expected Managed Services revenue to grow in the second half of 2010 “as a result of increased Integrated Contact Solutions support and higher Behavioral Analytics™ Service subscriptions revenue.” These expectations were based on our increased backlog, which was $103.6 million as of June 26, 2010 compared to $87.7 million as of December 26, 2009, as well as our anticipated additional Managed Services contract signings in the last half of 2010. The increase in our backlog was primarily due to the signing of several Integrated Contact Solutions support agreements and Behavioral Analytics™ Service agreements in the first six months of 2010, as described on page 23 of the Form 10-Q under “Managed Services Backlog.”

Consulting Services Revenue

We stated in the Form 10-Q that we anticipated Consulting services revenue to increase in the second half of 2010 “as a result of higher Integrated Contact Solutions Consulting services revenue.” As described on page 27 of the Form 10-Q, Integrated Contact Solutions consulting services revenue declined 51% in the first half of 2010, as compared to the first half of 2009, due to a combination of delays in starting several new projects in the first quarter of 2010 and the completion of several large projects that were in progress in the first half of 2009. Consulting services revenue may fluctuate between periods due to the short-term nature of the related engagements. Our statement that we anticipated Consulting services revenue to increase in the second half of 2010 was primarily the result of the abnormal variation we experienced in the first half of 2010.

Mr. Duc Dang

September 27, 2010

DEFINITIVE PROXY STATEMENT FILED APRIL 2, 2010

Compensation and Risk, page 15

2.	We note your disclosure on page 15 that you have determined that your compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. Please tell us in more detail the process that you undertook to reach that conclusion.

Company Response:

With the oversight of our Board of Directors, in early 2010, we conducted a risk assessment of our compensation policies and practices for all employees, including non-executive officers, as disclosed on page 15 of the Proxy Statement. We reviewed our employee compensation plans and programs, and noted numerous design elements that manage and mitigate risk without diminishing the incentive nature of the compensation, including: a balanced mix between cash and equity and between annual and longer-term incentives; and the use of discretionary and qualitative factors in the granting of individual incentive- and commission-based awards.

We also reviewed our compensation programs for certain design features that may have the potential to encourage excessive risk-taking, including: highly leveraged payout curves; unreasonable thresholds; awards with unlimited upside and no downside risk; and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds. We concluded that our compensation programs do not include such design features. Finally, we analyzed our overall enterprise risks and whether our compensation programs have the potential to impact individual behavior in a manner that could exacerbate these enterprise risks. We concluded that our compensation programs are structured in a way that does not exacerbate enterprise risk. In light of these analyses, we concluded that we have a balanced pay and performance program that does not create risks that are reasonably likely to have a material adverse effect on the Company.

Compensation Discussion and Analysis, page 16

2009 Developments, page 17

3.	We note your disclosure on page 17 and elsewhere in your proxy statement that the company reduced salaries of certain named executive officers, including Mr. Conway, Mr. Noon and Ms. Carsen. Please further discuss the specific reasons for why each officer’s base salary was reduced and why the reduction amount was chosen for each individual officer. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Mr. Duc Dang

September 27, 2010

Company Response:

We reduced the salaries of over fifty key employees, including Mr. Conway, Mr. Noon, and Ms. Carsen, by 10% to 15% and increased their bonus targets by a corresponding amount in order to make their overall compensation more incentive-based. In conjunction with these reductions, we grouped key employees in salary tiers, and each named executive officer was assigned to a salary tier based on experience, seniority, and overall responsibilities within the Company. We will include similar disclosure in future filings, as applicable.

Bonuses, page 18

2009 Annual goals, page 19

4.	We note the tabular disclosure of performance measures and descriptions thereof on page 19. We also note your “comment” section of the table, which discloses the outcome of each performance measure. It appears that the “plan” amounts constitute targets that should be disclosed so that investors can understand your compensation considerations. Also, if there is a specific “expectation” associated with the sales bookings for the ICS business unit, such expectation would appear to constitute a target. Please tell us the targets assigned for each goal and confirm that you will provide similar disclosure in future filings.

Company Response:

While in past years our annual bonus program was based on a qualitative weighting of performance factors, our annual incentive program for 2009 was more formulaic in nature but still retained certain subjective elements. After considering the Staff’s comment, we acknowledge that the “plan” amounts for certain of the performance measures could be considered quantitative goals or targets that are material to an understanding of our bonus program. We disclosed the targeted Behavioral Analytics™ Service Business Unit Revenue Growth level and the ultimate results of all of the performance measures on page 19 of the Proxy Statement that were used to generate the respective bonuses. For greater context, we advise the Staff supplementally that the target amounts of each of the other quantitative measures for 2009 were as follows: Adjusted Earnings of $(660,000); Behavioral Analytics™ Service Business Unit P&L of $(4,706,000); ICS Business Unit P&L of $14,300,000; Ending Cash Balance of $26,800,000; and Days Sales Outstanding of 46. There was not a specific expectation for sales bookings in respect of the ICS Business Unit Momentum performance measure. Rather, the measure involved a subjective evaluation of whether the sales booking trend generally improved during the course of the year. The remaining performance measures of Behavioral Analytics™ Service Product Enhancement, Compliance, and Behavioral Analytics™ Service Business Unit Contracts and Intellectual Property Management were each subjective in nature and not subject to quantification. The resulting assessment of achievement of these subjective measures was described in the “Comment” section of the table on page 19 of the Proxy Statement. In future filings, as applicable, we will disclose the quantitative targets for each of our performance measures that are material to an understanding of our named executive officers’ compensation, except where disclosure of such targets would result in competitive harm for the Company.

Mr. Duc Dang

September 27, 2010

Individual Annual Bonuses, page 19

5.	We note that a target bonus amount was assigned to each named executive officer. In future filings, please further describe why each target amount was determined to be an appropriate amount for each named executive officer. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Company Response:

As disclosed on page 16 of the Proxy Statement, we determine compensation amounts for our named executive officers based on our senior-level recruiting activity and a general understanding of compensation practices within the competitive market. This approach applies to the determination of target bonus amounts. In addition, the target bonus levels of two of our named executive officers are set by the terms of their employment contracts, each of which were negotiated with the above-referenced competitive considerations in mind. In future filings, we will include similar disclosure to indicate that our general approach for determining executive compensation also specifically applies to the determination of target bonus amounts.

6.	We note the reference here and preceding your tabular disclosure on page 19 that you used “subjective judgment” to determine that you had achieved certain goals. Considering a number of the goals are based on “plan” figures, it is not clear how the determinations were subjective. Please clarify and elaborate on the subjective nature of your goal achievement conclusions.

Company Response:

On page 20 of the Proxy Statement, we disclosed the particular performance measures used for each named executive officer. The annual bonus for each named executive officer was determined by using at least one of the subjective performance measures described in response to comment #4 above. The Compensation Committee’s subjective assessment was necessary with respect to these performance measures, although we recognize that a subjective assessment was not necessary regarding the quantitative performance measures. In future filings, as applicable, we will clarify that the subjective assessment only applies to the subjective performance measures.

2009 Summary Compensation Table, page 21

7.	Please tell us the considerations involved with the decisions to grant the stock awards to your named executive officers. As applicable, please include similar disclosure in your CD&A in future filings.

Mr. Duc Dang

September 27, 2010

Company Response:

Similar to our response to comment #5 above, the size of named executive officer stock awards is based on our senior-level recruiting activity and a general understanding of compensation practices within the competitive market. In addition, the Compensation Committee considered the goals of our long-term incentive program (disclosed on page 20 of the Proxy Statement), which are to retain executives, attract new executives, and align the interests of executives with stockholders. Additionally, as disclosed on page 20 of the Proxy Statement, given the volatility and uncertainty of the market environment in 2009, stock grants were made in the form of restricted stock instead of stock options. In future filings, as applicable, we will include similar disclosure regarding the factors involved in decisions to grant stock awards.

8.	We note the amount for 2009 in the “All Other Compensation” column with respect to Christopher Min. Any item reported for an officer pursuant to Item 402(c)(2)(ix) that is not a prerequisite or personal benefit and whose value exceeds $10,000 must be identified and quantified in a footnote to the column. Refer to Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K. As applicable, provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Company Response:

The amount reported for Christopher Min in the “All Other Compensation” column for 2009 is a lump sum severance amount. Note 10 to the Summary Compensation Table references the “Termination” table on page 29 of the Proxy Statement, and note 9 of the “Termination” table discloses this lump sum severance amount. In future filings, as applicable, we will include similar disclosure specifically in a footnote to the Summary Compensation Table instead of only by reference to disclosure in another table.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Duc Dang

September 27, 2010

If you should have any questions or comments about any of the items contained in this letter, please call me at (847) 582-7019.

Sincerely,

/s/ William B. Noon
William B. Noon

cc:	Kelly D. Conway
Christine R. Carsen